

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 28, 2006

Mr. Michael W. Palkovic
Executive Vice President and Chief Financial Officer
DIRECTV Holding LLC and DIRCTV Financing Co., Inc.
2230 East Imperial Highway
El Segundo, California 90245

> **Re:** **DIRECTV Holding LLC and DIRECTV Financing Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**

Dear Mr. Palkovic:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director